FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
April 29, 2014

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS Acquired a Stake in OZON Holdings

April 29, 2014

Moscow, Russian Federation – Mobile TeleSystems OJSC (“MTS” or “the Company” – NYSE: MBT), the leading telecommunications provider in Russia and the CIS, announces that it has acquired a 10.82% stake in OZON Holdings (“OZON”), the leading Russian e-commerce company, through an additional share issuance for $75 mln. In parallel to this transaction, Sistema JSFC (“Sistema” - LSE: SSA), the largest publicly-traded diversified holding company in Russia and the CIS, and the parent company of MTS, acquired a 10.82% stake in OZON through an additional share issuance for $75 mln.

OZON Holdings owns five e-commerce companies in Russia: OZON.ru, the largest multi-category online shop in Russia with more than 750,000 unique visitors per day;  Sapato.ru, one of the leading e-commerce store of shoes, accessories and apparel; OZON.travel, the leading Russian online travel agency; O-Courier, OZON’s dedicated delivery service operating a network of companies and agents across Russia and Kazakhstan with over 2,200 delivery points; and OZON Solutions, a B2B consultancy, which helps businesses to succeed in the e-commerce universe.

Mr. Andrei Dubovskov, President and CEO of MTS, commented, “To realize our 3D strategy, MTS aims to develop more effective customer touch points and services.  With this in mind, our investment in OZON complements our core mobile and retail businesses by aligning MTS with Russia’s leading e-commerce player.  Upon completion of the transaction, we intend to establish a partnership with OZON to provide exclusive access to the company’s sales channels for MTS’s products and services.  To further enhance our online presence, MTS will leverage OZON’s logistical infrastructure, its proprietary delivery services, IT capabilities and industry expertise to improve MTS’s own online store. Our partnership will also enable both companies to realize scale benefits in critical e-commerce categories, such as smartphones, tablets and consumer electronics devices.  We see significant upside in leveraging our own resources and integrated marketing programs to bring greater value to our customers.”

Mrs. Maelle Gavet, CEO of OZON Holdings, said, “Currently only 24% of Internet users in Russia make purchases online, which indicates there’s a huge potential for growth in the sector.  Our partnership with MTS will seamlessly merge MTS’ vast experience with OZON’s thriving e-commerce platform. OZON customers will also benefit from being able to pick up their orders in MTS’s retail stores”.

The Company has obtained all necessary corporate and the approval from the Federal Antimonopoly Service (FAS).  As a result of the transaction, two representatives from MTS and Sistema are expected to join OZON’s board of directors.

***

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Department of Corporate Finance and Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

Press release

* * *

Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Central and Eastern Europe, offering mobile and fixed voice, broadband and pay TV in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Armenia, Turkmenistan and Belarus, a region that boasts a total population of more than 200 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses,  potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: April 29, 2014